Tel: +61 3 8320 2222 Fax: +61 3 8320 2200 www.bdo.com.au	The Rialto, 525 Collins St Melbourne VIC 3000 GPO Box 4736, Melbourne VIC 3001 Australia

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-134410) and Form F-10 (No. 333-170872) of YM BioSciences Inc. of our report dated 8 February 2010, relating to the consolidated financial statements of Cytopia Limited.

BDO Audit (NSW-VIC) Pty Ltd
Chartered Accountants

Melbourne, Australia
14 December 2010

BDO Audit (NSW-VIC) Pty Ltd ABN 17 114 673 540

BDO is the brand name for the BDO International network and for each of the BDO Member Firms. BDO in Australia is a national association of separate entities. Liability of each entity is limited by a scheme approved under the Professional Standards Legislation other than for acts or omission of financial services licensees.